TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Financial Statements

For the three and six months ended January 31, 2005 and 2004

(Unaudited)

     In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended January 31, 2005.

TRANS-ORIENT PETROLEUM LTD. Consolidated Interim Balance Sheets (Expressed in United States Dollars)

	January 31, 2005	July 31, 2004
	(Unaudited – Prepared	(Audited)
	by Management)
Assets
Current
Cash	$107,791	$69,887
Accounts receivable	1,505	356
Due from related company (Note 4)	7,897	7,971
Loan receivable	-	-
Prepaid expenses	36,971	32,972
	154,164	111,186
Investment in associated companies (Note 3)	2,200,672	1,197,839
Property and equipment	87,483	89,676
Oil and gas interest	1	1
Total Assets	$2,442,320	$1,398,702
Liabilities
Current
Accounts payable and accrued liabilities	$18,811	$6,017
Total Liabilities	18,811	6,017
Non-Controlling Interest in AMG Oil Ltd.	16,399	25,315
Shareholders’ Equity
Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at January 31, 2005: (Note 5)
2,516,823 shares (July 31, 2004: 2,416,823 shares)	13,175,075	13,175,075
Common stock held by subsidiary: 2,205 shares	(11,993)	(11,993)
Deficit	(10,755,972)	(11,795,712)
Total Shareholders’ Equity	2,407,110	1,367,370
Total Liabilities and Shareholders’ Equity	$2,442,320	$1,398,702

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD. Consolidated Interim Statements of Operations and Deficit (Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2005	2004	2005	2004

Expenses

General and administrative (Schedule)	$50,088	$28,521	$73,851	$44,335
Foreign exchange	(60,845)	87	(66,809)	(1,959)
Amortization	1,084	2,469	2,193	5,135

Income (Loss) before other items	9,673	(31,077)	(9,235)	(47,511)

Other Items

Interest income	1,155	715	1,275	1,209
Gain on sale of investment in associated
company (Note 3)	1,024,356	461,103	1,024,356	461,103
Recovery of loan receivable previously
written-off (Note 4)	7,409	2,381	14,428	8,998

Income from operations	1,042,593	433,122	1,030,824	423,799
Non-Controlling interest’s potion of AMG’s
loss	2,727	736	8,916	6,551

Net income for the period	1,045,320	433,858	1,039,740	430,350

Deficit – Beginning of period	(11,801,292)	(12,258,049)	(11,795,712)	(12,254,541)

Deficit – End of Period	$(10,755,972)	$(11,824,191)	$(10,755,972)	$(11,824,191)

Income per share - basic	$0.42	$0.18	$0.41	$0.18
- diluted	$0.30	$0.13	$0.30	$0.13

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD. Consolidated Interim Statements of Cash Flows (Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2005	2004	2005	2004

Operating Activities

Net income for the period	$1,045,319	$433,858	$1,039,739	$430,350
Items not affecting cash:
Amortization	1,084	2,469	2,193	5,135
Non-controlling interest	(2,726)	(736)	(8,915)	(6,551)
Gain on sale of investment in associated company	(1,024,356)	(461,103)	(1,024,356)	(461,103)
Recovery of loan in associated company	(7,409)	(2,381)	(14,428)	(8,998)
Changes in non-cash working capital:
Accounts receivable	(796)	(106)	(1,149)	1,538
Due to/from related company	1,608	(1,247)	74	2,418
Prepaid expenses	(3,709)	(2,327)	(3,999)	(5,330)
Loan receivable from associated company	7,409	2,381	14,428	8,998
Accounts payable and accrued liabilities	8,078	1,223	12,794	2,640

Net cash provided by (used in) operating activities	24,502	(27,969)	16,381	(30,903)

Financing Activities

Net cash provided by financing activity	-	-	-	-

Investing Activities

Proceeds from sale of investment in associated
company	1,850,916	903,353	1,850,916	903,353
Purchase of investment in associated company	(1,829,393)	(995,000)	(1,829,393)	(995,000)

Net cash provided by (used in) investing activities	21,523	(91,647)	21,523	(91,647)

Net increase (decrease) in cash during period	46,025	(119,616)	37,904	(122,550)
Cash position - Beginning of period	61,766	224,355	69,887	227,289

Cash position - End of period	$107,791	$104,739	$107,791	$104,739

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD. Consolidated Interim Schedules of General and Administrative Expenses (Expressed in United States Dollars) (Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2005	2004	2005	2004

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$80	$37	$5,317	$563
Corporate relations and development	-	-	-	1,350
Filing and transfer agency fees	11,995	4,767	13,977	5,589
Legal	1,996	858	5,039	2,145
Office and miscellaneous	10,535	4,692	12,466	7,886
Printing	3,544	3,211	3,544	3,211
Rent	4,739	3,192	8,414	6,633
Telephone	1,790	1,598	2,952	2,351
Travel, promotion and accommodation	7,927	1,514	9,439	2,337
Wages and benefits	7,482	8,652	12,703	12,270

	$50,088	$28,521	$73,851	$44,335

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD. Notes to the Consolidated Interim Financial Statements (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Six Month Period Ended January 31, 2005 and 2004

NOTE 1 – ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiary DLJ Management Corp. and its controlled subsidiary AMG Oil Ltd., have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at July 31, 2004. The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to January 31, 2005 should read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended July 31, 2004.

NOTE 2 – FUTURE OPERATIONS

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities and the sale of investments for financing. The Company intends to continue relying upon the issuance of securities and the sale of investments to finance its operations and activities to the extent they are available to the Company and under terms acceptable to the Company. Accordingly, the Company’s consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.

NOTE 3 - INVESTMENTS IN ASSOCIATED COMPANIES

At January 31, 2005, the Company’s ownership interests in Associated Companies accounted for under the consolidation method or cost method of accounting are as follows:

					Percentage of
	July 31,			January 31,	Ownership/
	2004	Sales	Purchases	2005	Number of
	Carrying	during	during	Carrying	Common
	Value	the year	the year	Value	Shares Held
Consolidation Method:
AMG Oil Ltd.	$-	$-	$-	$-	49.40%/
					8,200,000
Cost Method:
Verida Internet Corp.	1	-	-	1	8.68%/
					844,642
Austral Pacific Energy	1,147,838	(826,560)	1,829,393	2,150,671	8.10%/
Ltd.					1,504,940
Gondwana Energy, Ltd.	50,000	-	-	50,000	15.54%/
					500,000
	1,197,839	(826,560)	1,829,393	2,200,672

	$1,197,839	$(826,560)	$1,829,393	$2,200,672

During the six month period ending January 31, 2005 the Company sold a total of 668,800 shares of Austral Pacific Energy Ltd. with a book value of $826,560, for proceeds of $1,850,916, resulting in a gain over carrying value of $1,024,356. The majority of the proceeds were used to acquire additional shares of Austral through the exercise of share purchase warrants.

On December 9, 2004, the Company exercised 836,845 Austral Pacific Energy Ltd. (“Austral Pacific”) share purchase warrants at an exercise price of US$1.50 per share.

NOTE 3 - INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

On December 21, 2004, the Company exercised 382,750 Austral Pacific share purchase warrants at an exercise price of NZ$2.10 per share.

NOTE 4 - RELATED AND ASSOCIATED COMPANIES TRANSACTIONS

Certain transactions of the Company involve publicly-traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are Austral Pacific Energy Ltd. (“Austral Pacific”), Gondwana Energy, Ltd. (“Gondwana”), Verida Internet Corp. (“Verida”) and TAG Oil Ltd. (“TAG”)

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a)	Due from/to Related and Associated Companies At January 31, 2005, the Company was owed $7,897 (July 31, 2004 – $7,971) by TAG, a related company.

b)

Loan Receivable from Associated Company

Subsequent to the write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida, the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170 (equivalent to US$10,799 as at July 31, 2003) for a period of twenty-four months. The total that was to be received, per the original agreement, was CAD$363,982 (equivalent to US$259,099 as at July 31, 2003), including principal and interest.

The Company did not receive any payments for the period between November 2002 and March 2003, and after receiving notice during the first quarter of the 2003 fiscal year from the payee that they were not in a financial position to continue paying the Company, the Company negotiated a revised loan repayment term sheet with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 (equivalent to approximately US$2,400 as at January 31, 2005) per month, which includes annual interest of 12%, over this new repayment period.

There is considerable doubt whether the Company will receive all future payments relating to the loan repayment schedule. For the six-month period ended January 31, 2005 the Company has received $14,428 (January 31, 2004 – $8,998).

c)

Other

The Company and Austral Pacific came to an agreement in August of 2003, with an effective date of July 1, 2003, whereby Austral Pacific agreed to pay $1,500 per month to DLJ Management Corp. (“DLJ”), a wholly-owned subsidiary of the Company, for a portion of DLJ’s overhead in relation to work performed by DLJ on Austral Pacific’s behalf.

During the six months ended January 31, 2005, the Company incurred $1,423 (January 31, 2004 – $5,391) for wages and benefits to a former director of the Company.

NOTE 5 - SHARE CAPITAL

a)	Authorized and Issued Share Capital The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at January 31, 2005 and July 31, 2004	2,516,823	$ 13,175,075

NOTE 5 – SHARE CAPITAL (continued)

b) Incentive Stock Options and Share Purchase Warrants

At January 31, 2005, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

27,777	$31.50	March 31, 2005

At January 31, 2005, the following share purchase warrants to purchase common shares are outstanding:

Number	Price	Expiry
Of Shares	per Share	Date

900,000	$0.35	June 13, 2005

NOTE 6 – COMPARATIVE FIGURES

Certain of the prior periods’ comparative figures may have been reclassified in conformity with the current period’s presentation.

NOTE 7 – SUBSEQUENT EVENTS

Investment in associated companies

The Company in February and March of 2005, sold 75,000 shares of Austral Pacific with a book value of $107,250 for proceeds of approximately $225,000. The Company now holds 1,429,940 shares (7.70%) of Austral Pacific.

The Company, in March of 2005, participated in a Private Placement in TAG Oil Ltd. The Company purchased 500,000 units, with each unit consists of one share and one share purchase warrant. Each warrant is exercisable to purchase one common share at a price of US$0.60 in the first year and US$0.80 in the second year, subject to an accelerated expiry if a trigger price is reached of US$1.00 in year one and US$1.20 in year two, in which event the warrant will expire thirty days after notice is given to the holder that the trigger price was reached, if not exercised.